Exhibit 99.1

- MOGU Announces Second Quarter Fiscal Year 2021 Unaudited Financial Results

- Live Video Broadcast (“LVB”) Business Maintains Robust Growth Momentum with GMV

Increasing 42.2% YoY in the Second quarter

- LVB GMV for the Second quarter Accounted for 74.4% of total GMV

HANGZHOU, China, November 30, 2020 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the second quarter of fiscal year 2021 ended September 30, 2020.

“In the post-COVID environment, we were glad to see our KOLs have leveraged strong supply chain in China and delivered another strong quarter for MOGU Live.” said Chen Qi, Chairman and Chief Executive Officer of MOGU. “We believe that MOGU Live is our best response to the structural change in the fashion supply chain landscape in China. Manufacturers’ best products and rapid manufacturing capabilities can be digitalized and presented to our consumers in the most immersive and interactive fashion. Looking forward, we will remain dedicated to providing the best fashion shopping experience to our consumers.”

“We continue to invest in user engagement and conversion and our active MOGU live buyers increased by 20.7% year over year.” added Mr. Raymond Huang, Chief Strategy Officer. “Our live video broadcasting business is our key growth driver and it has delivered 42.2% growth year over year. MOGU live accounted for 74.4% of our total GMV in the second quarter of fiscal year 2021.”

Second Quarter Fiscal Year 2021 Highlights

•

Gross Merchandise Value (GMV1) for the second quarter of fiscal year 2021 was RMB3,112 million (US$458.3 million2), a decrease of 25.3% year-over-year. GMV for the twelve-month period ended September 30, 2020 was RMB14,951 million (US$2,202.0 million), a decrease of 16.1% year-over-year.

•

Live Video Broadcast business continued to grow stronger with associated GMV for the second quarter of fiscal year 2021 increasing by 42.2% year-over-year to RMB2,316 million (US$341.1 million). LVB associated GMV for the second quarter of fiscal year 2021 accounted for 74.4% of total GMV. Active buyers of the LVB[3] in the twelve-month period ended September 30, 2020 grew by 20.7% year-over-year to 3.5 million.

[1]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[2]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2020, which was RMB6.7896 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[3]

“Active buyers of the LVB” refers to registered user accounts that placed one or more orders in one of the LVB channels on our platform, regardless of whether the products are sold, delivered or returned. If a buyer registered two or more user accounts on our platform and placed orders on our platform through those different registered user accounts, the number of active buyers would, under this methodology, be counted as the number of the registered user accounts that such buyer used to place the orders;

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Second quarter Fiscal Year 2021 Financial Results

Total revenues decreased by 43.1% to RMB112.5 million (US$16.6 million) from RMB197.9 million during the same quarter of fiscal year 2020.

•

Commission revenues decreased by 32.0% to RMB68.9 million (US$10.1 million) from RMB101.3 million in the same period of fiscal year 2020, primarily due to the restructuring of the Company’s business towards a LVB-focused model. Commission revenue from the LVB business grew year-over-year and was in line with the continued year-over-year growth in LVB-associated GMV.

•

Marketing services revenues decreased by 71.5% to RMB18.0 million (US$2.6 million) from RMB63.1 million in the same period of fiscal year 2020. The decrease was primarily due to the restructuring of the Company’s business towards a LVB-focused model.

•	Other revenues decreased by 23.4% to RMB25.7 million (US$3.8 million) from RMB33.5 million in the same period of fiscal year 2020, primarily due to a decrease in online direct sales.

Cost of revenues decreased by 40.1% to RMB45.5 million (US$6.7 million) from RMB76.0 million in the same period of fiscal year 2020, which was primarily due to a decrease in the costs associated with decreased online direct sales and IT related expenses.

Sales and marketing expenses decreased by 73.5% to RMB47.9 million (US$7.1 million) from RMB180.8 million in the same period of fiscal year 2020, primarily due to optimized spending on user acquisition activities and user incentive programs resulting from the restructuring of the Company’s business and also due to measures we conducted to counter the adverse impact of COVID-19.

Research and development expenses decreased by 45.0% to RMB27.7 million (US$4.1 million) from RMB50.3 million in the same period of fiscal year 2020, primarily as a result of headcount optimization we conducted to counter the adverse impact of COVID-19.

General and administrative expenses decreased by 37.4% to RMB24.7 million (US$3.6 million) from RMB39.5 million in the same period of fiscal year 2020, primarily due to a decrease of payroll expenses.

Amortization of intangible assets decreased by 1.4% to RMB75.8 million (US$11.2 million) from RMB76.8 million in the same period of fiscal year 2020.

Loss from operations was RMB100.5 million (US$14.8 million), compared to loss from operations of RMB223.6 million in the same period of fiscal year 2020.

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Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB93.7 million (US$13.8 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB326.6 million in the same period of fiscal year 2020.

Adjusted EBITDA4 was negative RMB15.2 million (US$2.2 million), compared to negative RMB124.6 million in the same period of fiscal year 2020.

Adjusted net loss5 was RMB11.3 million (US$1.7 million), compared to adjusted net loss of RMB196.9 million in the same period of fiscal year 2020.

Basic and diluted loss per ADS were RMB 0.87 (US$ 0.13) and RMB 0.87 (US$ 0.13), respectively, compared with RMB3.0 and RMB3.0, respectively, in the same period of fiscal year 2020. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB802.5 million (US$118.2 million) as of September 30, 2020, compared with RMB1,095.4 million as of March 31, 2020.

Subsequent event

In October 2020, one of the Company’s investee repurchased a majority portion of the Company’s investment in the investee for a total cash consideration of approximately US$16.0 million (equivalent to RMB107.1million), of which US$14.4 million was received in October 2020. As a result, a gain from the investment will be recognized in the quarter ended December 31, 2020.

Conference Call

MOGU’s management will host an earnings conference call at 6:30 AM U.S. Eastern Time on Monday, November 30, 2020 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 800 901 563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on December 7, 2020.

[4]

Adjusted EBITDA represents net loss before (i) interest income, loss from investments, net, income tax benefits and share of results of equity investee and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[5]

Adjusted net loss represents net loss excluding (i) loss from investments, net, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	3347189

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net profit/(loss) as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, loss from investments, net, income tax benefits, share of results of equity investee, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net profit/(loss) as net loss excluding loss from investments, net, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. Beginning from the second quarter of fiscal year 2020, we combined each of (i) investment gain/(loss), (ii) gain on deconsolidation of a subsidiary and (iii) gain from investment disposals, into loss from investments. The related financial statements prior to July 1, 2019 have been recast to reflect this change. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Raymond Huang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

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Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of September 30,
	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	856,567	571,695	84,202
Restricted cash	807	807	118
Short-term investments	238,000	230,000	33,875
Inventories, net	2,926	1,975	291
Loan receivables, net	113,111	112,985	16,641
Prepayments and other current assets	99,108	82,299	12,122
Amounts due from related parties	57	36	5

Total current assets	1,310,576	999,797	147,254

Non-current assets:
Property, equipment and software, net	14,109	13,794	2,032
Intangible assets, net	813,011	642,024	94,560
Goodwill	186,504	186,504	27,469
Investments	102,373	120,868	17,802
Other non-current assets	14,183	121,258	17,859

Total non-current assets	1,130,180	1,084,448	159,722

Total assets	2,440,756	2,084,245	306,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,080	20,259	2,984
Salaries and welfare payable	6,032	13,642	2,009
Advances from customers	103	65	10
Taxes payable	6,342	1,289	190
Amounts due to related parties	12,018	6,753	995
Accruals and other current liabilities	393,536	347,239	51,143

Total current liabilities	435,111	389,247	57,331

Non-current liabilities:
Deferred tax liabilities	21,529	25,761	3,794
Other non-current liabilities	3,644	2,866	422

Total non-current liabilities	25,173	28,627	4,216

Total liabilities	460,284	417,874	61,547

Shareholders’ equity
Ordinary shares	180	181	26
Treasury stock	(6,566)	(109,667)	(16,152)
Statutory reserves	2,630	2,630	387
Additional paid-in capital	9,431,740	9,445,237	1,391,133
Accumulated other comprehensive income	201,796	159,946	23,557
Accumulated deficit	(7,649,308)	(7,831,956)	(1,153,522)

Total MOGU Inc. shareholders’ equity	1,980,472	1,666,371	245,429

Total shareholders’ equity	1,980,472	1,666,371	245,429

Total liabilities and shareholders’ equity	2,440,756	2,084,245	306,976

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	101,315	68,901	10,148	230,697	154,210	22,713
Marketing services revenues	63,130	17,977	2,648	152,374	41,969	6,181
Other revenues	33,478	25,650	3,778	63,714	48,804	7,188
Total revenues	197,923	112,528	16,574	446,785	244,983	36,082
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(75,972)	(45,488)	(6,700)	(136,576)	(94,285)	(13,887)
Sales and marketing expenses	(180,758)	(47,938)	(7,061)	(325,719)	(109,842)	(16,178)
Research and development expenses	(50,258)	(27,654)	(4,073)	(106,440)	(56,652)	(8,344)
General and administrative expenses	(39,482)	(24,721)	(3,641)	(73,698)	(48,248)	(7,106)
Amortization of intangible assets	(76,815)	(75,750)	(11,157)	(141,284)	(146,228)	(21,537)
Other income, net	1,775	8,523	1,255	8,032	14,850	2,187
Loss from operations	(223,587)	(100,500)	(14,803)	(328,900)	(195,422)	(28,783)
Interest income	7,405	5,660	834	15,788	10,424	1,535
Loss from investments, net	(32,632)	—	—	(32,632)	—	—
Loss before income tax and share of results of equity investees	(248,814)	(94,840)	(13,969)	(345,744)	(184,998)	(27,248)
Income tax benefits	578	1,103	162	241	2,350	346
Share of results of equity investee	(78,348)	—	—	(101,607)	—	—
Net loss	(326,584)	(93,737)	(13,807)	(447,110)	(182,648)	(26,902)
Net loss attributable to MOGU Inc.	(326,584)	(93,737)	(13,807)	(447,110)	(182,648)	(26,902)
Net loss attributable to MOGU Inc’s ordinary shareholders	(326,584)	(93,737)	(13,807)	(447,110)	(182,648)	(26,902)
Net loss	(326,584)	(93,737)	(13,807)	(447,110)	(182,648)	(26,902)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	49,756	(38,300)	(5,641)	103,137	(39,159)	(5,767)
Share of other comprehensive income /(loss) of equity method investee	110	—	—	(268)	—	—
Unrealized securities holding losses, net of tax	(6,759)	(2,691)	(396)	(6,759)	(2,691)	(396)
Total comprehensive loss	(283,477)	(134,728)	(19,844)	(351,000)	(224,498)	(33,065)
Total comprehensive loss attributable to MOGU Inc.	(283,477)	(134,728)	(19,844)	(351,000)	(224,498)	(33,065)
Net loss attributable to MOGU Inc’s ordinary shareholders	(326,584)	(93,737)	(13,807)	(447,110)	(182,648)	(26,902)
Net loss per share attributable to ordinary shareholders
Basic	(0.12)	(0.03)	(0.01)	(0.16)	(0.07)	(0.01)
Diluted	(0.12)	(0.03)	(0.01)	(0.16)	(0.07)	(0.01)
Net loss per ADS
Basic	(3.00)	(0.87)	(0.13)	(4.12)	(1.68)	(0.25)
Diluted	(3.00)	(0.87)	(0.13)	(4.12)	(1.68)	(0.25)
Weighted average number of shares used in computing net loss per share
Basic	2,720,892,161	2,692,172,477	2,692,172,477	2,702,715,560	2,710,268,598	2,710,268,598
Diluted	2,720,892,161	2,692,172,477	2,692,172,477	2,702,715,560	2,710,268,598	2,710,268,598
Share-based compensation expenses included in:
Cost of revenues	1,434	729	107	(1,525)	1,249	184
General and administrative expenses	12,137	4,613	679	21,451	7,538	1,110
Sales and marketing expenses	2,498	1,291	190	5,271	2,621	386
Research and development expenses	4,514	1,192	176	9,122	1,620	239

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the three months ended			For the six months ended
	September 30,			September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(89,391)	(31,382)	(4,622)	(119,270)	(39,981)	(5,889)
Net cash used in investing activities	(148,798)	(116,622)	(17,177)	(267,947)	(130,836)	(19,270)
Net cash used in financing activities	(18,966)	(97,095)	(14,301)	(25,773)	(102,631)	(15,116)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	17,814	(11,149)	(1,642)	34,348	(11,424)	(1,683)
Net decrease in cash and cash equivalents and restricted cash	(239,341)	(256,248)	(37,742)	(378,642)	(284,872)	(41,958)
Cash and cash equivalents and restricted cash at beginning of period	1,138,415	828,750	122,062	1,277,716	857,374	126,278
Cash and cash equivalents and restricted cash at end of period	899,074	572,502	84,320	899,074	572,502	84,320

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(326,584)	(93,737)	(13,807)	(447,110)	(182,648)	(26,902)
Add: Share of result of equity investees	78,348	—	—	101,607	—	—
Add: Loss from investments, net	32,632	—	—	32,632	—	—
Less: Income tax benefits	(578)	(1,103)	(162)	(241)	(2,350)	(346)
Less: Interest income	(7,405)	(5,660)	(834)	(15,788)	(10,424)	(1,535)
Loss from operations	(223,587)	(100,500)	(14,803)	(328,900)	(195,422)	(28,783)
Add: Share-based compensation expenses	20,583	7,825	1,152	34,319	13,028	1,919
Add: Amortization of intangible assets	76,815	75,750	11,157	141,284	146,228	21,537
Add: Depreciation of property and equipment	1,626	1,768	260	3,465	3,583	528
Adjusted EBITDA	(124,563)	(15,157)	(2,234)	(149,832)	(32,583)	(4,799)
Net loss	(326,584)	(93,737)	(13,807)	(447,110)	(182,648)	(26,902)
Add: Loss from investments, net	32,632	—	—	32,632	—	—
Add: Share-based compensation expenses	20,583	7,825	1,152	34,319	13,028	1,919
Add: Amortization of intangible assets	76,815	75,750	11,157	141,284	146,228	21,537
Less: Adjusted for tax effects	(387)	(1,161)	(171)	(387)	(2,322)	(342)
Adjusted net loss	(196,941)	(11,323)	(1,669)	(239,262)	(25,714)	(3,788)

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